Exhibit 99.43

October 27, 2010

FILED BY SEDAR

Ontario Securities Commission (Principal Regulator)

British Columbia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Autorité des marchés financiers

Dear Sirs/Mesdames:

RE:	Lake Shore Gold Corp. (the “Corporation”)
Final Short Form Prospectus dated October 27, 2010 (the “Prospectus”)

We refer to the Prospectus relating to the offering of common shares of the Corporation.

We, as counsel to the Corporation, hereby consent to the use of and reference to our firm opinion under the heading “Eligibility for Investment” and to the reference to our firm name on page ii of the Prospectus and under the heading “Legal Matters”.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection with such opinion.

This letter is solely for the information of the above-mentioned securities regulatory authorities and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

“CASSELS BROCK & BLACKWELL LLP”

Cassels Brock & Blackwell LLP	2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com